March 5th, 2021

Ms. Shawn Davis

Assistant Director

Division of Investment Management

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Re: ANTHONY BERTRIN HADDRICK TRUST

Rule 477 Application for Withdrawal

Registration Statement on Form N-8A

Filed February 17, 2021

File No. 811-23641

Dear Ms. Davis:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), ANTHONY BERTRIN HADDRICK TRUST (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form N-8A (File No. 811-23641) initially filed with the Securities and Exchange Commission (the “Commission”) on February 17, 2021 and amended on February 22, 2021, together with all exhibits thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Company submits this request for withdrawal as it does not intend at this time to pursue the contemplated public offering of the securities covered by the Registration Statement.

The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests , in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account to be offset against the filing fee for any future registration statement or registration statements.

Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please send copies of the Order to the Company’s counsel, Andrew Scott of GPET INTERNATIONAL LLC, by email at usa@gpe-t.com or by facsimile at (888) 465-4811.

Please feel free to contact Anthony Haddrick of ANTHONY BERTRIN HADDRICK TRUST at (833) 473-8562 if you have any questions regarding this request for withdrawal.

Sincerely, ANTHONY BERTRIN HADDRICK TRUST By: /s/Anthony Haddrick Name: Anthony Haddrick Tittle: Managing Trustee

cc: Andrew Scott, General Counsel, ABH Trust

      Yvette Anderson, Trustee